UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  000-30716

Autonomy Corporation plc

(Exact name of registrant as specified in its charter)

Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, United Kingdom
Telephone: (011-44) 1223 448 000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value 1/3 pence each, and American Depository Shares, evidenced by American
Depository Receipts, each representing 5 Ordinary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☒
(for debt securities)	(for prior Form 15 filers)

PART I

Items 1. Exchange Act Reporting History

A. Autonomy Corporation plc (the "Company") first incurred the duty to file reports under section 13(a) or section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") in May 2000.

B. Not applicable.

Item 2. Recent United States Market Activity

Not applicable.

Item 3. Foreign Listing and Primary Trading Market

A. The primary trading market for the Company's subject class of securities is the London Stock Exchange located in the United Kingdom.

B. The date of initial listing on the London Stock Exchange was November 2000. The listing of the Company's subject class of securities has been maintained on the London Stock Exchange for at least the 12 months preceding the filing of this Form.

C. The percentage of trading in the Company's subject class of securities that occurred in the United Kingdom as of the 12 month period ending June 30, 2007, was 99%.

Item 4.  Comparative Trading Volume Data

Not applicable.

Item 5.  Alternative Record Holder Information

As of July 12, 2007 ("Effective Date"), the number of record holders of the Company's subject class of securities who are United States residents is 23.

Items 6-7.

Not applicable.

Item 8.  Prior Form 15 Filers

A.  On April 29, 2005, the Company filed a Form 15 to terminate the registration of its subject class of securities pursuant to Rule 12g-4 under the Exchange Act, and to suspend its reporting obligations under Section 15(d) of the Exchange Act regarding such subject class of securities.

B.  See Items 3 and 5 above.

C.  Not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.  Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)           The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of such securities on a worldwide basis for the 12-month period ending on the Effective Date;

(2)           Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)           It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Autonomy Corporation plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Autonomy Corporation plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

July 13, 2007	By:	/s/ Andrew M Kanter
	Name:	Andrew M. Kanter
	Title:	Chief Operating Officer